April 23, 2019

Justin M. Miller, Esq.
Executive Vice President, General Counsel
Avantor, Inc.
Radnor Corporate Center
Building One, Suite 200
100 Matsonford Road
Radnor, PA 19087

       Re: Avantor, Inc.
           Amendments 2 and 3 to Registration Statement on Form S-1 Filed April 5, 2019 and April 10, 2019
           File No. 333-229578

Dear Mr. Miller:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2019 letter.

Amendment Nos. 2 and 3 to Registration Statement on Form S-1 filed April 5, 2019 and April
10, 2019, respectively

Fee Table, page i

1. Please confirm that you are registering and will include a good faith estimate of the maximum number of common shares issuable upon conversion of the Convertible
       Preferred Stock, or advise. For guidance, see Securities Act Rules Compliance and
       Disclosure Interpretation 213.01.
Net Sales, page 65
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany NameAvantor, Inc.
April 23, 2019
April 2 2019 Page 2
Page 23,
FirstName LastName
2. Given that you have defined 3 levels of growth which have a ceiling of 19%, there remains a significant range of percentages that could be assigned to "mid-double digit growth." Please revise to more clearly quantify for investors the magnitude of the growth noted.

Certain Relationships and Related Party Transactions, page 154

3. We note your response to prior comment 9. Please revise your response further to address the terms of the stockholders agreement that appear to provide New Mountain with the sole right to initiate Avantor's initial public offering and determine the timing, manner and all other terms and conditions of that offering, including the selection of the underwriters. Please tell us whether and where you believe your current disclosures would satisfy the required items called for by Regulation S-K Item 404(c)(1) with regard to New Mountain, regardless of whether you believe that Item 401(c)(1) applies to New
         Mountain.
Stockholders Agreement, page 154

4. We note your revisions in response to prior comment 12. Disclose whether the preemptive rights terminate as a result of your offering. Mandatory Convertible Preferred Stock Offering, page 161

5. Include disclosure of how the material terms of the Mandatory Convertible Preferred
         Stock shown in the table on page A-4 will impact the determination of the range of shares of common stock that may be issued upon the mandatory conversion of those shares, including disclosure of how the aggregate market value of those shares may be greater than, equal to or less than the aggregate liquidation preference on those shares.
6.       Your disclosure indicates that the Mandatory Convertible Preferred
Stock will
         automatically convert into a range of shares of common stock, subject to certain anti-
         dilution, make-whole and other possible adjustments, and that the number of shares will be determined based on the average volume weighted average price per share over the disclosed trading period. Please include appropriate risk factor disclosure related to these terms, including risks to common stock holders related to potential dilution. Please also review your existing risk factors to confirm whether all of the general risks identified in the common stock prospectus are also represented here, such as the last risk factor on page
         44, the risk factor on page 45, the risk factor that starts on page 47 and the last two risk factors beginning on page 49.
7. Please revise to reconcile your disclosure in the first sentence of the last paragraph on page 162 with the disclosure in the fourth bullet point on page A-19 regarding removal of directors.
Method of Payment of Dividends, page A-23
 Justin M. Miller, Esq.
Avantor, Inc.
April 23, 2019
Page 3

8. We note your disclosure that to the extent a shelf registration statement is required in your reasonable judgment in connection with the issuance of shares of your common stock issued as a payment of a dividend on the shares of Mandatory Convertible Preferred
         Stock, including dividends paid in connection with a conversion, you will file a registration statement. Please clarify whether you will only pay such dividends in cash if until such time as a registration statement for those shares is declared and maintained effective. Include appropriate disclosure as to how you would pay dividends if you do not have an effective registration statement and cash is not available and include appropriate risk factor disclosure.
Book-Entry, Delivery and Form, page A-47

9. Please revise your statement on page A-48 that you take no responsibility for the accuracy of the information concerning DTC and its book-entry system as you may not disclaim responsibility for the accuracy of the information contained in your registration statement.
        You may contact Kristin Lochhead, Staff Accountant, at 202-551-3664 or Brian Cascio,
Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at 202-
551-3635 or Amanda Ravitz, Assistant Director, at 202-551-3412 with any other questions.



FirstName LastNameJustin M. Miller, Esq.                       Sincerely,
Comapany NameAvantor, Inc.
                                                               Division of
Corporation Finance
April 23, 2019 Page 3                                          Office of
Electronics and Machinery
FirstName LastName